EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended June 30, 2001
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320

Effective Income Tax Rate	0.4575

Complement of Effective Income Tax Rate (1-Tax Rate)	0.5425

Pre-Tax Preferred Dividends	$2,433

FIXED CHARGES:

Interest Expense	$50,104

Amortization of Debt Premium, Discount and Expense	(41)

Interest Component of Rentals	12

Total Fixed Charges	50,075

Pre-tax Preferred Dividends	2,433

Total Fixed Charges and Preferred Stock Dividends	$52,508

EARNINGS:

Net Income	$91,168

Add:

Income Taxes Applicable to Utility Operating Income	63,227

Income Taxes Applicable to Non-Utility Operating Income	(2,359)

Income Taxes Applicable to Other Income (Expenses)-Net	(3,209)

Total Fixed Charges	50,075

Total Earnings	$198,902

Ratio of Earnings to Fixed Charges	3.8